August 18, 2009
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	S1 Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
File No. 000-24931
Dear Mr. Gilmore:
On behalf of S1 Corporation (“S1” or the “Company”), this letter responds to the comments in your letter dated August 4, 2009 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”). The comments and responses are set forth below using the numbering and the headings utilized in the Comment Letter:
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business
General
1.
We note that you have not disclosed the dollar amount of backlog orders, as required by Item 101(c)(1)(viii) of Regulation S-K. Please advise. Also, in your response letter, please tell us the dollar amount of your backlog, if any, as of a date close to the time you filed your annual report and as of a comparable date in the preceding fiscal year.

RESPONSE:
We respectfully advise the Staff that, based on its operations as a software and related services provider, the Company does not believe it has backlog as contemplated under Item 101(c)(1)(viii) of Regulation S-K. In the context of our specific industry, we are not aware of industry standards for the definition of backlog and the disclosure of a dollar amount of backlog would require newly created definitions and an element of estimation that would make direct comparisons with other companies difficult or potentially misleading. Accordingly, we have not provided disclosures of dollar amounts of backlog and we do not believe a measure of the dollar amount of backlog, above and beyond deferred revenues which are presented on the face of our consolidated balance sheet, would be meaningful to investors.
Executive Overview, page 1
2.
You state that since the fourth quarter of 2006 you have primarily offered your Enterprise products on a perpetual license basis. In your response, describe for us the factors that influenced your decision to license your Enterprise suite of products primarily on a perpetual license basis as opposed to a subscription basis. See Item 101(a)(1) of Regulation S-K.

Securities and Exchange Commission
August 18, 2009

RESPONSE:
Since the fourth quarter of 2006, we have generally offered our Enterprise products on a perpetual license basis as opposed to a subscription basis mainly because the perpetual license basis was more appealing to large financial institutions, the primary target of our Enterprise suite of products. The Company has excluded such disclosure from its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission (“SEC”) on August 6, 2009, and will continue to omit such disclosure from the Company’s future filings.
Enterprise Segment
S1 Enterprise Insurance, page 4
3.
We note that State Farm, the sole customer of your S1 Enterprise Insurance division, accounted for 18%, 21% and 25% of your total revenue and 33%, 39% and 48% of your Enterprise segment revenue during the years ended December 31, 2008, 2007 and 2006, respectively. In your response, please tell us whether you considered filing as exhibits to your annual report any agreement(s) governing the relationship between your company and State Farm. See Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:
The Company respectfully informs the Staff that it has filed with the Form 10-K the Master Software Development and Consulting Services Agreement, which sets forth terms and conditions of our relationship with State Farm. Please see Exhibit 10.13 of the Form 10-K.
Item 1A. Risk Factors, page 12
4.	We note that in several instances the subcaptions immediately preceding certain risk factors fail to adequately describe the risks. As examples, we note the following subcaptions
•	“We are subject to government regulation;” and
•	“International operations may adversely affect us “
Please confirm that for applicable future filings you will set forth each of your risk factors under a subcaption that adequately describes the risk. In addition, please be sure that each risk factor is tailored to explain how each risk affects your company or industry. See Item 503(c) of Regulation S-K.
RESPONSE:
The Company respectfully acknowledges the Staff’s comment and in future filings that include the disclosure of risk factors, the Company will set forth the risk factors under a subcaption that adequately describes the risk and will tailor each risk factor to explain how each risk affects us or our industry. For example, in response to the Staff’s comment, in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 6, 2009, the Company revised the subcaptions of certain of the risk factors that were included in the Form 10-K (among others, the subcaption “We are subject to government regulation” was revised to read “We are subject to government regulation which may interfere with our ability to conduct our business, including our ability to attract and maintain customers, and could negatively impact our business and financial results,” and the subcaption “International operations may adversely affect us” was revised to read “We face added business, political, regulatory, operational, financial and economic risks as a result of our international operations, any of which could increase our costs and hinder our growth”).

Securities and Exchange Commission
August 18, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 21
5.
We note that you expect your relationship with State Farm, your largest customer, to conclude by the end of 2011. Please tell us the extent to which you considered discussing this and other important themes or significant matters with which your management is concerned in evaluating your financial condition and operating results so as to provide a balanced, executive-level discussion in your executive overview. See Section III.A of SEC Release No. 33-8350.

RESPONSE:
The Company considered discussing the expectation that its relationship with State Farm will conclude by the end of 2011 in the Executive Overview of Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”), but did not include such a discussion because management believed that this topic was adequately addressed in prior filings (beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 8, 2008). As a result, the Company included the disclosure in the section titled “Revenue from Significant Customers” immediately following the Executive Overview in the MD&A. In future filings, the Company will continue to consider discussing in the Executive Overview important themes and significant matters with which our management is concerned in evaluating our financial condition and operating results.
Results of Operations
Comparison of 2008 to 2007 Results, page 28
6.
We note that during fiscal year 2008 $11,940,000 of the $37,859,000 in total software license revenue was derived from fees generated under subscription licenses. Please tell us whether you considered discussing the material terms of the subscription licenses such as renewal terms. In addition, please tell us whether you considered providing quantitative data regarding the renewal/cancellation rates of your subscription license customers.

RESPONSE:
The Company considered discussing additional terms of the subscription licenses, such as renewal terms, and also considered providing quantitative data regarding the renewal/cancellation rates of our subscription license customers. While the Company believes that the material terms of our subscription agreements are generally disclosed in the Form 10-K, it will in future filings include additional disclosure that subscription agreements typically contain renewal terms that automatically extend the term of the arrangement for one year or more unless a timely notice of termination is provided. The Company has not disclosed quantitative data regarding renewal rates because we do not believe that the rate of renewals necessarily indicates the trend in our revenues in the current and future periods, and that disclosing a specific rate does not promote a better understanding of our financial condition or results of operations.
Consolidated Financial Statements
Consolidated Statements of Operations, page 45
7.
Your disclosures indicate that revenues from arrangements where professional services are considered essential to the functionality of the software are recognized under the percentage of completion method. Please tell us where you classify these revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs within a single line item or allocate between products and services, please explain your basis of presentation, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or and discuss the reasons for such presentation.

Securities and Exchange Commission
August 18, 2009

RESPONSE:
In certain arrangements, the professional services element of the arrangement is priced on a time and materials basis. For these transactions, it is our policy to present revenue (license fees, maintenance and professional services) in the statement of operations by allocating the arrangement fee first to the undelivered elements (maintenance and professional services) using vendor-specific objective evidence of fair value (“VSOE”) with the remainder of the arrangement fee allocated to the license element. VSOE of fair value of maintenance and support services is based on the substantive renewal rate stated in the agreement, in accordance with paragraph 57 of SOP 97-2. Where professional services are deemed essential to the functionality of the license, the amounts allocated to each revenue line is based on the fair value of the respective element in accordance with SOP 97-2. We price the professional services element consistently when sold separately. Therefore, we believe the VSOE we have for professional services is a reasonable and consistent means or proxy to allocate revenue in our statement of operations. In accordance with paragraph 10 of SOP 97-2, VSOE of fair value of professional services is based on the price charged when professional services are sold separately, calculated as the product of the hourly labor rate charged in separate sales multiplied by the estimated total number of hours. We analyze the VSOE rates for professional services on an annual basis.
For arrangements where the professional services are provided for a fixed price, we estimate the hours or days to deliver the agreed upon professional services and multiply these hours or days by the corresponding VSOE rates. For the purpose of clarity, we do not use contractually stated amounts as a basis for allocating revenue to professional services in the statement of operations unless the contractual amount is substantially equal to VSOE of fair value of professional services as we have defined above. The remaining amount of the arrangement fee is allocated to the license element and is recorded as such in the statement of operations.
The software business is complex with a variety of revenue streams and gross margins. Considering this, we believe we should allocate license and professional services revenue so these revenue streams are properly understood. We believe that the bundling of revenues from multiple element arrangements which include license and professional services elements as discussed in the paragraphs above, into a single line item in the statement of operations, instead of providing more transparency, would provide less transparency. Readers and analysts would need to analyze an additional revenue and cost of revenue line item with little context or understanding as to what was in it. We do not believe such a treatment would comply with Regulation S-X, Rule 5-03 (1) which states that product and services should be presented separately on the income statement. For all the reasons we have discussed in this response, we believe that our method of allocating revenues in the statement of operations is rational, consistently applied and systematic.
The related costs are recorded in the Cost of software license (for software license) and Cost of professional services, support and maintenance (for professional services).
In order to ensure that our MD&A disclosure includes a discussion of our basis of presentation, we will include the following disclosure in our Critical Accounting Policies in future filings:
Revenue Recognition Allocation Policy:
From time to time, the Company enters into software arrangements that include software license, maintenance, and professional services which are considered essential to the functionality of the software. In these instances, we recognize revenue for the three revenue streams (software license, maintenance and professional services) under three units of accounting, which are the (i) software license, (ii) professional services, and (iii) support and maintenance. For purposes of displaying revenues and costs, the Company presents applicable license fees, maintenance and professional services revenues in the Consolidated Condensed Statement of Operations using vendor-specific objective evidence of fair value (or if unavailable, other objective evidence of fair value) for the undelivered elements and assigning the remainder of the arrangement fee to the license.

Securities and Exchange Commission
August 18, 2009

8.
We note your presentation of stock-based compensation in footnote (2) in your Consolidated Statements of Operations. We also note similar presentation in your Form 10-Q filed May 1, 2009. We do not believe such presentation on the face of the Consolidated Statements of Operations complies with the guidance under SAB Topic 14F. SAB Topic 14F precludes presentation of a total amount for stock-based compensation on the face of the income statement. Tell us how you considered the guidance under SAB Topic 14F, including why you believe your current presentation complies.

RESPONSE:
We have considered the Staff’s comment and deleted the presentation of stock-based compensation in footnote (2) in our condensed consolidated statements of operations, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 6, 2009, and will exclude such footnote from future filings.
Item 9A. Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting, page 75
9.
We note your statement that your “internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” We further note your statement that “because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements,” and that “projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.” Please confirm to us, and revise future filings to clarify, that management concluded that your internal control over financial reporting was effective at the reasonable assurance level. Please refer to Section II.F.4 of SEC Release No. 33-8238 at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE:
Management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of the end of the period covered by the Form 10-K. In future filings, we will clarify whether our management has concluded that our internal control over financial reporting was effective at the reasonable assurance level.
Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed April 13, 2009)
Compensation Discussion and Analysis
Objectives of Our Compensation Program, page 12
10.
You state on page 13 that the compensation of your named executive officers is tied in part to individual performance. In your response, please describe for us how the company evaluated individual performance when setting compensation for your named executive officers. In addition, please confirm that you will provide this information in future filings. See Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission
August 18, 2009

RESPONSE:
As discussed elsewhere in the Compensation Discussion and Analysis (the “CD&A”) (see pages 12 & 13), individual performance is only one factor among several that the Compensation Committee considers in setting the total compensation package and establishing the allocation among each element of total compensation for the named executive officers (“NEOs”). The Compensation Committee does not assign specific mathematical weights to any of the factors. Instead, the Compensation Committee’s decision-making process necessarily involves the Committee’s informed judgment and discretion with respect to individual executive performance in the context of many considerations and criteria, none of which are individually controlling.
Thus, as part of the process of setting compensation for the NEOs, the Compensation Committee annually evaluates individual performance for the completed fiscal year. In connection with this individual performance evaluation, the Compensation Committee considers each NEO’s achievements in corporate or business unit leadership and management compared to past periods and the potential to develop favorably consistent achievements in the future, the NEO’s level of responsibility within the organization, and the NEO’s prior experience. In the case of our NEOs, other than the Chief Executive Officer, the Compensation Committee conducts its individual performance evaluation based in part on the subjective assessment provided by Mr. Dreyer, the Company’s Chief Executive Officer, with respect to each such NEO’s performance during the prior year.
The Company will provide this information in future filings.
Components of Executive Compensation, page 13
11.
We note that in May 2008 your Compensation Committee decided to increase the annual base salary of Mr. Dreyer from $375,000 to $415,000 and Mr. Kruger from $275,000 to $325,000. In your response, please describe the specific factors considered by your Compensation Committee in deciding to make these particular increases. In addition, please confirm that you will provide this information in future filings. See Item 402(b)(2)(ix) of Regulation S-K.

RESPONSE:
The specific factors considered by the Company’s Compensation Committee in deciding to increase the annual base salary of Messrs. Dreyer and Kruger primarily included individual performance, our financial performance, and the median base salary levels for comparable positions in our peer group described in the CD&A. The Company will provide this information in future filings.

Securities and Exchange Commission
August 18, 2009

Long-Term Incentive Compensation, page 14
12.
We note your disclosure on page 15 that in May 2008 grants of equity-based compensation awards were made to Mr. Dreyer, Mr. Kruger and Mr. Dexter. In your response, please tell us how your Compensation Committee determined the size of each grant. See Item 402(b)(1)(iv) of Regulation S-K.

RESPONSE:
The Compensation Committee determined the size of the awards of equity-based compensation to Messrs. Dreyer, Kruger and Dexter primarily to be at levels the Compensation Committee believed was appropriate to retain and motivate these executives in light of their individual performance and the performance of the Company. While our Compensation Committee does not formally “benchmark” awards or have formal guidelines regarding the amount of such awards, the Compensation Committee did take into account the equity-based compensation awards for comparable positions of our peer group described in the CD&A. The Company will provide this information in future filings.
Transactions with Management and Related Parties, page 26
13.
We note that any material related party transactions are reported to your Chief Legal Officer and Internal Auditor and that you “review potential related parties annually to determine if a reportable related party transaction exists and should be disclosed in [your] Annual Report on Form 10-K and report findings to [your] Board.” In your response, please describe for us in more detail your policies and procedures for the review, approval, or ratification of such transactions. See Item 404(b) of Regulation S-K.

RESPONSE:
Our Code of Ethics, which is available in the Investor Relations section of our website, www.s1.com, provides that directors and employees must avoid potential or actual conflicts of interest, as well as even the appearance of such a conflict, and requires internal reporting of any potential conflict of interest, including potential related party transactions. Any potential related party transaction must be reported to our Chief Legal Officer and Internal Auditor and may be consummated or may continue only if the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party. In addition, the Company requires each of its directors and executive officers on an annual basis to complete a directors’ and officers’ questionnaire that elicits information about related party transactions (which include transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest). The Company annually reviews all transactions and relationships disclosed in the directors’ and officers’ questionnaires to determine if a reportable related party transaction exists and should be disclosed in our Annual Report on Form 10-K. In addition, the Company’s management reports potential and reported related party transactions to the Board of Directors for its review and consideration. A director may not participate in the approval or ratification of any transaction in which he is a related party, but must provide the Board of Directors with all material information concerning the transaction.
The Company will revise the disclosure to reflect the foregoing in future filings.
*************************
In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at 404.923.3500. We thank you in advance for your attention to the above.
Sincerely,
/s/ Paul Parrish
Paul Parrish
Chief Financial Officer